UNAUDITED
Wisconsin River Power Company and Subsidiary	Exhibit A-4
Consolidated Statements of Income
For the Year Ended December 31, 2003

2003
Operating Revenues
Hydro Electric Sales	$ 6,050,559
Combustine Turbine Electric Sales	608,816
Total Electric Revenue	6,659,375
Net Timber Sales	(35,529)
Other	61,382
Total Operating Revenue	6,685,228

Operating Expenses
Hydro Operation and Maintenance	1,474,232
Combustine Turbine Operation and Maintenance	88,183
Administrative and General	1,100,604
Depreciation	690,048
Income Taxes	1,193,891
Property and Other Taxes	455,650
Total Operating Expenses	5,002,608

Net Operating Income	1,682,620

Other Income (Expenses)
Land Development Revenues, Less Expenses	-
Sale of Undeveloped Land and Property, Net of Expenses	12,111,237
Net Timber Sales	383,287
Interest and Dividend Income	87,743
Other Income and Expense	(42,487)
Income Taxes	(4,795,669)
Interest Expense	(1,099)
Net Other Income	7,743,012

Net Income	$ 9,425,632